POTOMAC ELECTRIC POWER COMPANY
1900 Pennsylvania Avenue, N.W.
Washington, D.C. 20068

June 22, 2001

Dear Pepco Stockholder:

We have previously sent to you proxy material for the annual meeting of common stockholders and special meeting of preferred stockholders of Pepco, to be held on July 18, 2001. **Your Board of Directors has unanimously recommended that stockholders vote in favor of the proposed merger with Conectiv.**

Approval of the merger requires the affirmative vote of holders of two-thirds of the outstanding shares of Pepco common stock, as well as of a majority of the outstanding shares of common and preferred stock voting together as a single class. Therefore, your vote is important, no matter how many or how few shares you may own. **Whether or not you have already done so, please sign, date and return the enclosed proxy card today in the envelope provided.**

Very truly yours,

Ellen Sheriff Rogers
Secretary

YOUR VOTE IS IMPORTANT!

If you have any questions, or need assistance in voting
your shares, please call our proxy solicitor,

INNISFREE M&A INCORPORATED
TOLL-FREE, at 1-877-750-9498.

IMPORTANT NOTE:
If you hold your shares through a bank or broker,
you may be able to vote by telephone, or *via* the Internet.
Please call Innisfree at 1-877-750-9498 for assistance.